INDOSAT FULLY REPAID THE PRINCIPAL, INTEREST AND REVENUE SHARING OF

INDOSAT BOND II AND SHARIA MUDHARABAH OF YEAR 2002

Jakarta, November 6, 2007 – PT Indosat Tbk (“Indosat” or “the Company”) announced today that the Company had fully repaid the principal of Indosat Bond II Series A, Series C, the Sharia Mudharabah of year 2002 and its 20th period interest and revenue sharing which were due on November 6, 2007 amounting to around Rp1.09 Trillion. The payment of the principal and 20th period interest and revenue sharing was exercised through the Central Securities Depository Institution - PT Kustodian Sentral Efek Indonesia (‘KSEI”).

“The repayment of the principal, interest and revenue sharing of Indosat Bond II Series A, Series C and Indosat Sharia Mudharabah is in line with our commitment to our bondholders. We also thank all our bondholders for their confidence in our bond, both conventional and Sharia bonds and all the parties involved in the issuance until the repayment,” said Johnny Swandi Sjam, President Director of Indosat.

The principal, interest and revenue sharing of the A and C series of Indosat Bond II and Sharia Mudharabah of year 2002 are as follows:

Series A of Indosat Bond II

Principal

: Rp 775,000,000,000.00

20th period interest (nett)

: Rp   29,856,093,750.00

Series C of Indosat Bond II

Principal

: Rp 100,000,000,000.00

20th period interest (nett)

: Rp     3,728,250,000.00

Sharia Mudharabah

Principal

: Rp 175,000,000,000.00

20th period revenue sharing (nett)

: Rp     7,714,757,474.70

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service (IDD 001, IDD 008 and FlatCall (01016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through Indosat and its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. In addition, Indosat provides 3G with HSDPA technology up to 3,6 Mbps. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Investor Relations Division

Telp : 62-21-3869615

Fax : 62-21-3804045

E-mail : investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.